EXHIBIT 99.1

For Immediate Release	Date: February 19, 2019
19-8-TR

Teck Media and Investor Webcast Advisory

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) President and Chief Executive Officer, Don Lindsay will be presenting at the BMO Capital Markets 28th Annual Global Metals & Mining Conference on Monday, February 25, 2019 at 10:00 a.m. Eastern/7:00 a.m. Pacific time. The investor presentation will include information on company strategy, financial performance, and outlook for the company’s business units.

The presentation will be webcast through the following link at: https://cc.talkpoint.com/bmoc001/022519a_as/?entity=8_YYM2FHB. The replay will be available for 180 days after the date of the conference.

Alternatively, the webcast with supporting slides will be available on Teck’s website at: www.teck.com.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Ellen Lai
Coordinator, Investor Relations
604.699.4257
ellen.lai@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com